July 17, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SciClone Pharmaceuticals, Inc.

File No. 000-19825

Form 10-K for the Fiscal Year Ended December 31, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Dear Mr. Rosenberg:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated June 17, 2013, to SciClone Pharmaceuticals, Inc. (referred to herein as the “Company”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) and the Company’s Form 10-Q for the quarterly period ended September 30, 2012 (the “Form 10-Q”). This letter sets forth each comment of the Staff in the comment letter (in italics, numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis

Price Reduction for ZADAXIN and Other Products, page 48

1. You state that “…the retail list price of ZADAXIN was reduced by approximately 18%. The reduction was announced in September 2012 and became effective October 8, 2012. Based on an agreement with our primary importer of ZADAXIN into China, this importer will take a larger share of the price reduction impact in exchange for certain exclusive importation rights into China. As a result, the actual impact on SciClone’s revenue and margins is expected to be less than a 5% decrease in our sales price of ZADAXIN to this importer”. Since you state the price reduction was effective October 8, 2012 please update this disclosure by providing us proposed disclosure to be included in future periodic reports stating the actual impact of the price reduction. In addition, include in the proposed disclosure the impact of this list price reduction on your sales related to your other importers.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

July 17, 2013

Page Two

Company Response

The Company proposes to revise and expand the above-referenced disclosure in its next report on Form 10-Q to read in full as follows:

“As a result of the China government’s review of pharmaceutical prices once a product has been included in the Reimbursement Drug List (“RDL”), the national reimbursement retail list price of ZADAXIN in China (i.e., the price at the hospital pharmacy level) was reduced by approximately 18% effective October 8, 2012. SinoPharm Lingyun Biopharmaceutical (Shanghai) Co. Ltd. (“SinoPharm”), our primary importer of ZADAXIN into China agreed to take a larger share of the impact of this price reduction in exchange for certain exclusive importation rights into China. As a result, we anticipated that the actual impact on SciClone of this price reduction would be a decrease of less than 5% in our sales price of ZADAXIN to SinoPharm. Since the date the terms of our new agreement with SinoPharm went into effect, the average impact on our sales price per unit has been a decrease of approximately 3%. As SinoPharm is now our exclusive importer of ZADAXIN into China, we have not made any subsequent sales of ZADAXIN to other importers.”

The Company undertakes to include such disclosure in any subsequent Form 10-Q or Form 10-K in which it refers to this price decrease. The Company notes that it does not anticipate that it will refer to this specific price reduction and this element of its agreement with SinoPharm in subsequent filings as the Company expects that this event and its impact will have been adequately disclosed to investors.

ZADAXIN Inventory and Sales, page 49

2. Please provide us proposed expanded disclosure to be included in future periodic reports that clarifies the importation of products in China. You state “The distributors make the sales in the country, but the product is imported for them by our exclusive ZADAXIN importer. Our product sales revenues result from the sale of our products to our customers, the importing agent.” Clarify who you buy from and sell to in the process and how distributors are your customers as noted in your disclosure on page 53.

Company Response

The Company proposes to revise and expand the above-referenced disclosure in response to the Staff’s comments in its future interim and annual reports as follows:

“In China, pharmaceutical products are imported and distributed through a tiered method of distribution. For our proprietary product ZADAXIN, we manufacture our product using our US and European contract manufacturers, and we generate our product sales revenue through sales of our Zadaxin product to Sinopharm. Sinopharm and its affiliates act as an importer, and also as the top “tier” of the distribution system (“Tier-1”) in China. Our ZADAXIN sales occur when Sinopharm purchases product from us, without any right of return except for damaged product or quality control issues. Passage of title and risk of loss are transferred to Sinopharm at the time of shipment. Subsequently to our sale, Sinopharm clears products through China import customs, sells directly to large hospitals and holds additional product it has purchased in inventory for sale to the next tier in the distribution system, second-tier distributors who are responsible for the further sale and distribution of the products they purchase from the importer, either through sales of product directly to the retail level (hospitals and pharmacies), or to third tier local or regional distributors who, in turn, sell products for hospitals and pharmacies.”

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

July 17, 2013

Page Three

NovaMed: Intangible Asset Impairment, page 49

3. You disclose “… although revenues from the NovaMed business have grown since the acquisition, overall revenue growth and profitability have not met the expectations we forecast at the time of the acquisition. This condition was considered to be an impairment indicator with respect to the intangible assets related to our promotion and distribution contract rights” and recorded a full impairment of the intangible asset. Please direct us to early warning disclosures made in Form 10-K and Forms 10-Q as specified by ASC 275-10-50 or tell us why no early warning disclosures were made. Also demonstrate why no partial impairments or revisions to the estimated useful lives were required prior to the quarter ended September 30 2012 when a full impairment was recognized.

Company Response

As SciClone disclosed, intangible assets are tested for impairment at least annually or whenever events or circumstances occur that indicate impairment might have occurred in accordance with ASC Topic 350. As a result, as part of the year-end process for Fiscal Year 2011, SciClone reviewed its intangible assets for indicators of impairment. The Company determined that the less than forecasted revenues for NovaMed for FY 2011 and an arbitration proceeding concerning the right to distribute certain products from MEDA to be indicative of an impairment indicator. SciClone prepared an undiscounted cash flow analysis, which included assumptions and methodologies that were consistent with the original valuation completed in August 2011 which valued NovaMed as of April 18, 2011, the date of the NovaMed acquisition. Because it had been less than nine months since the acquisition and transition activities were underway, SciClone believed it was relatively early to be making significant new assumptions regarding the NovaMed customer contracts. The undiscounted cash flow analysis resulted in a value of approximately $201 million, compared to a book value of approximately $45 million. Based on the results of the undiscounted cash flow analysis, SciClone believed at that time it would be able to recover the carrying cost for the intangible asset and therefore did not need to take an impairment charge for the fiscal year ended 2011.

In Q1 and Q2 revenues for NovaMed were below budget, but SciClone’s expectations at this time were that annual NovaMed revenues would be consistent with the budget. SciClone believed its prior undiscounted cash flow analysis had a significant margin for error of over $150 million, that the estimate would not change significantly in the near term, and that it was unlikely that an impairment charge could be recorded unless there was a significant change from prior expectations. As a result, SciClone did not make any early warning disclosures.

In Q3, there were several significant events and circumstances that occurred since the prior quarter that resulted in SciClone revisiting the impairment analysis. First, SciClone determined that it was unlikely for NovaMed to achieve profitability in the fourth quarter of 2012, as it had previously anticipated.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

July 17, 2013

Page Four

Second, during Q3 SciClone determined that it was more likely than not that certain customer contracts would terminate before the end of the contracts previously estimated useful life. Certain of the contracts were set to expire either at the end of 2012 or during 2013. During Q3, SciClone was in the process of negotiating renewals or extensions for these products. For example, SciClone was negotiating a renewal of the Depakine contract which represented approximately 50% of NovaMed’s budgeted customer contract revenues. Through Q2, SciClone had anticipated that it would be able to obtain a five year extension to the contract. However, during Q3, it became clear that Sanofi would only agree to a renewal for a one year term. SciClone was also in the process of assessing the terms and conditions of the other customer contracts with the intent to secure more favorable terms relative to profitability. SciClone determined that if it was not able to obtain more favorable terms for certain of the contracts it would likely let the contracts expire. As a result, SciClone revised the assumptions for its undiscounted cash flow analysis and determined that it would not be able to recover the carrying value of the intangible assets.

Results of Operations

Revenues, page 53

4. Please provide us proposed disclosure to be included in future periodic reports that identifies the increase in ZADAXIN sales that was attributable to changes in price and to changes in volume. Please refer to Item 303(A)(3)(iii) of Regulation S-K.

Company Response

In response to the Staff’s comment, the Company notes that, with rare exceptions any fluctuation in Zadaxin sales is the result of changes in unit volumes. Average unit prices have not, generally, changed significantly from period to period. Even with the recently announced price change, the $ 10.7 million decline (36%) in Zadaxin China sales revenue between the first quarter of fiscal 2012 to the first quarter of fiscal 2013 was substantially all due to a 34% decline in unit volumes. The Company proposes to include disclosure substantially as follows in its future interim and annual reports:

“The x% of increase [decrease] in ZADAXIN revenue compared to the [comparable period] was attributable to an increase [decrease] in unit sales and x% of was attributable to increase [decrease] in pricing.

5. You state that certain of your other product services agreements with third parties will be expiring over the next several months unless renewed, extended or renegotiate and that if any of these agreements are determined to no longer be beneficial to you and are allowed to expire, or if third parties will not renegotiate, renew or extend the agreements on terms acceptable to you, your revenues and profitability would be adversely affected. Please provide us proposed disclosure to be included in future periodic reports that states the amount of historical revenue associated with these agreements that are nearing expiration.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

July 17, 2013

Page Five

Company Response:

The Company proposes substantially the following disclosure to be included in future periodic reports when promotion agreements are close to expiring. The disclosure has been updated to reflect the status of renewals as of the date of this response and would be further updated for any subsequent renewals or changes in circumstances.

“In January 2013, our promotion agreement with Sanofi was renewed until December 31, 2013, under the same terms. In June 2013, we renewed our promotion agreement with Baxter for a 5 year term, through December 2017. Our other significant promotion agreement with Pfizer is being extended for short periods as we renegotiate terms. It may terminate unless we are able to conclude negotiations of a new agreement. Revenues for 2011 and 2012 related to our agreement with Pfizer were approximately $5.2 million and $8.8 million, respectively. We are actively negotiating the renewal or extension of this agreement. We are also in the process of assessing the financial performance of the products we promote under this agreement and its overall value within our entire portfolio of products. We are also assessing the terms and conditions of other agreements with the intent to secure more favorable terms to us relative to profitability. If any of these agreements are determined to no longer be beneficial to us and are allowed to expire, or if third parties will not renegotiate, renew or extend the agreements on terms acceptable to us, our revenues would be adversely affected and our profitability may be adversely affected.”

Financial Statements

Statements of Income, page 69

6. Please provide us proposed disclosure to be included in future periodic reports that states separately the cost of promotion services revenue as specified by Rule 5-03(a)2 of Regulation S-X.

Company Response

The Company’s China sales organization has several hundred sales personnel. Currently, the Company does not have the infrastructure to track the sales organization’s activities in sufficient detail to be able to accurately allocate their costs and other related direct and indirect overhead costs to promotion services revenue. The Company does not believe it is practicable to do so. The Company does not prepare or use internally any calculation or estimate of cost of promotion services for the purpose of making decisions on how to allocate Company resources.

Goodwill, page 76

7. Confirm that in future periodic reports you will replace the phrase “purchase method” wherever used with “acquisition method” as described in ASC 805-10.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

July 17, 2013

Page Six

Company Response:

The Company confirms that in future periodic reports it will replace the phrase “purchase method” where used with “acquisition method” as described in ASC 805-10.

Product Revenue, page 78

8. You state “Effective as of the fourth quarter of 2012, the Company entered into a new agreement with the distributor which clarified the “sell-in” method of revenue recognition to provide consistency with the Company’s policy regarding revenue recognition on a prospective basis.” Tell us when the agreement was entered into and if subsequent to year end how this impacted the accounting for the arrangement.

Company Response

The Company amended the agreement on October 21, 2012, which amendment removed any contingent payment terms. Prior to the amendment, the agreement allowed for delayed payment based on the timing of sales from the distributor to the next tier customer. The amendment changed the payment terms to 60 days, thus eliminating the risk of payment being withheld by the distributor until only after the distributor received payment upon sale of product to the next tier customer. The combination of the revised payment terms, together with all of the other contractual restrictions on the distributor (e.g., no return rights or other terms that may raise question as to whether or not they had taken title and assumed “risk of loss”), permitted revenue to be recognized on a “sell-in” basis upon the amendment. Therefore, from October 21, 2012 onward, the “sell-in” method was used by the Company for recognition of related revenue.

Promotion Services Revenue, page 78

9. You state on page 47 “We recognize promotion services revenues as a percentage of our collaborators’ product sales revenue for these exclusively promoted products…” Please provide us an analysis of how you determine the price to use to recognize revenue at delivery and how that price is fixed or determinable at that date. Also, provide proposed disclosure to be included in future periodic reports that states how you account for the cost of this revenue.

Company Response

The Company notes that on June 17, 2013 it submitted a letter to the Office of the Chief Accountant of the SEC (the “OCA”) seeking a consultation with the Staff regarding the accounting for a portion of its promotional services revenue. The Company concluded the consultation with OCA on July 10, 2013.

With respect to the specific question regarding the price used to recognize revenue at delivery, the Company notes it determines net sales price and number of units sold to determine total revenue of the pharmaceutical product for each period by written confirmation from the pharmaceutical company for whom the Company is providing promotion services. The Company then uses the pharmaceutical company’s product revenue to calculate the Company’s revenue based upon the percentage fee due to the Company for such sales.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

July 17, 2013

Page Seven

With respect to the Staff comment to provide proposed disclosure as to how we account for the cost of this revenue, please see our response to Comment 6, above.

Consistent with its consultation with the OCA, the Company proposes to include expanded disclosure substantially as follows with respect to its accounting for promotional services agreements which include a fee based upon a formula. Such disclosure will be included in the Company’s disclosure of its significant accounting policies:

“In certain arrangements, the Company is required to return or refund a portion of promotional services fees received during interim periods from pharmaceutical customers if defined annual sales targets are not achieved. Under the Company’s agreements with these customers, if the agreement is terminated, and provided such targets have been met on a “pro rata” basis at the date of contract termination, the Company is entitled to retain the amounts paid. Due to the ability to retain amounts paid upon contract termination, provided applicable targets have been met on a “pro rata” basis at any interim date, the Company has elected to recognize revenue during interim periods without reduction for amounts subject to refund based on Method 2 of ASC 605-20-S99-1, “Accounting for Management Fees Based on a Formula.” The amount of revenue recognized during the three month periods ended [        ], [        ] and [        ] under this method that is potentially subject to refund is $[xxx], $[yyy] and $[zzz], respectively.”

Note 9 – Acquisition, page 86

10. You state on page 28 “Following the acquisition of NovaMed, we have numerous products under development in China and during 2011 and the first quarter of 2012, we were developing SCV-07, a small molecule synthetic peptide with immunomodulating properties, in a phase 2b clinical trial in the US for the delayed onset of oral mucositis.” Tell us why you did not recognize any in-process research and development assets in the NovaMed acquisition. If you did not acquire any in-process research and development projects provide us proposed disclosure to be included in future periodic reports throughout the document that clarifies that fact.

Company Response

The Company did not acquire in-process research and development assets as part of the NovaMed acquisition. The development projects referred to in our disclosures in Note 9 are early stage products owned by SciClone prior to the acquisition of NovaMed, SCV-07, DC Bead and ondansetron Rapidfilm.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

July 17, 2013

Page Eight

The Company proposes the following disclosure be modified to be included in future periodic reports.

“We have numerous products under development in China none of which were acquired in the Novamed acquisition. During 2011 and the first quarter of 2012, we were developing SCV-07, a small molecule synthetic peptide with immunomodulating properties, in a phase 2b clinical trial in the US for the delayed onset of oral mucositis.”

Note 13 – Income Taxes, page 90

11. Tell us how you determined the foreign income tax at different rates of $10.4 million and what the taxable dividend from foreign subsidiary of $11.9 million represents in the 2012 reconciliation of the statutory federal income tax rate of 34% to the actual tax rate.

Company Response:

The foreign income tax at different rates of $10.4 million was calculated as follows:

		Rate
	Income	Benefit	Tax
Foreign Income not subject to tax and Foreign NOL utilization	8,029	0.34	2,730
Foreign Income subject to 25% tax rate	9,784	0.09	880

Total Pre-Tax Foreign Income (Form 10-K)	17,813
Benefit of lower tax rates on foreign earnings				3,610
Foreign Deferred Tax Benefit[1]				6,795

Foreign income tax at different rates (Form 10-K)				10,405

[1]

During 2012, the Company identified an impairment indicator with respect to its intangible assets related to its promotion and distribution contract rights and recorded a loss of approximately $42.7 million to recognize the full impairment of intangible assets, which resulted in a reversal of deferred tax liabilities.

During 2012, the Company’s subsidiary, SciClone Pharmaceuticals International Ltd declared and paid a $35 million dividend to the US parent company, SciClone Pharmaceuticals, Inc. The dividend from foreign subsidiary of $11.9 million represents the tax on the $35 million dividend calculated at the 34% statutory tax rate.

12. Your disclosure states “…determining the amount is not practical as it is dependent…” Provide us proposed disclosure to be included in future periodic reports that complies with ASC 740-30-50 and uses the term “practicable” if true.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

July 17, 2013

Page Nine

Company Response:

The Company proposes the following disclosure to be included in future periodic reports that complies with ASC 740-30-50 and uses the term “practicable”.

“Undistributed earnings of the Company’s foreign subsidiaries that are considered to be permanently invested outside the US and for which no US taxes have been provided amounted to approximately $45.0 million at December 31, 2012. Should circumstances change and it becomes apparent that some or all of the undistributed earnings will be remitted in the foreseeable future, the Company will accrue for income taxes not previously recognized. Upon distribution of those earnings, the Company may be subject to US federal and state income taxes. Determination of such additional tax is not practicable as it is dependent on several future uncertainties including the amount of US tax losses, available net operating losses and, potentially, foreign tax credits available at the time of the repatriation.”

Form 10-Q for the period ended September 30, 2012

Internal Control Issues – Material Weaknesses, page 18

13. You state here that you recorded adjustments to correct identified misstatements related to accrued liabilities for product returns, cost of sales, and sales and marketing expenses in the three- and nine-month periods ended September 30, 2012. Tell us if any adjustments affected the three-month periods ended June 30, 2012 and March 31, 2012 and, if so, why you did not amend those Forms 10-Q at that time. Tell us if these adjustments were made in the amended 10-Qs filed on April 1, 2013.

Company Response:

During the three- and nine-month periods ended September 30, 2012, the Company recorded adjustments to correct identified misstatements related to accrued liabilities for product returns, cost of sales, and sales and marketing expenses. At the time the Company filed its Form 10-Q for the period ended September 30, 2012, the identified adjustments, that also affected the three-month periods ended June 30, 2012 and March 31, 2012, were deemed immaterial for the Company to file a restatement of its Form 10-Q for the periods ended June 30, 2012 and March 31, 2012. In February 2013, the Company identified further adjustments and the Company concluded that, combined with the adjustments previously identified, the adjustments were material in the aggregate. These further adjustments also affected prior periods, including the three-month periods ended June 30, 2012 and March 31, 2012. At that time, a determination was made by the Company’s to file amended quarterly reports including the first and second quarters of 2012 and those amended reports were filed on April 1, 2013. All of the earlier adjustments were included in the amended 10-Qs filed on April 1, 2013.

The Company hereby acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

July 17, 2013

Page Ten

The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (650) 358-3458 or Howard Clowes at (415) 836-2510.

Sincerely,

SciClone Pharmaceuticals, Inc.

By:	/s/ Friedhelm Blobel
Name:	Friedhelm Blobel
Title:	President and Chief Executive Officer

Enclosures

cc:	Howard Clowes (via e-mail: howard.clowes@dlapiper.com)

Eric Wang, Esq. (via e-mail: eric.wang@dlapiper.com)